EXHIBIT 99.1

RADVISION’s SCOPIA Mobile Version 2 Delivers Advanced Conferencing
Application for the Apple iPhone & iPad

Free SCOPIA Mobile V2 Now Available in Apple App Store, First to Support H.239 Data Collaboration for Connectivity with Standards-Based Video Conferencing and Telepresence Systems

Press Release
Source: RADVISION
On Tuesday December 7, 2010, 8:00 am EST

TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION® Ltd. (Nasdaq:RVSN - News), a leading technology and end-to-end solution provider for unified visual communications including video network infrastructure, developer tools and high definition (HD) room, desktop and mobile video conferencing systems, today announced the availability of SCOPIA Mobile V2, the first conferencing application for the Apple® iPhone® and iPad™ that allows users to participate in video conferences with standards-based audio and H.239 data collaboration.

SCOPIA Mobile V2 is available for free immediately through the Apple App Store. Two different versions of SCOPIA Mobile are offered. SCOPIA Mobile for the iPad is optimized for the large, high resolution display of the iPad; with SCOPIA Mobile for the iPhone optimized for the high resolution Retina™ display and the additional telephony capabilities of the iPhone.

SCOPIA Mobile users can now view presentations, spreadsheets, documents and images shared in a video conference or telepresence meeting with H.239 interoperable data collaboration. Participants can also immediately review previously shared materials if they arrived late to a meeting or spend additional time on critical points in material presented without interrupting other participants or disturbing the meeting flow. In addition, iPhone users can easily connect to a video conference and participate by audio through the telephony capabilities of the iPhone.

SCOPIA Mobile’s revolutionary data collaboration capabilities are based on RADVISION’s recently introduced SCOPIA V7.5 solution with advanced data collaboration. This new advanced data collaboration is the first in the video conferencing industry to provide users with extended capabilities beyond what the H.239 standard offers, along with video conferencing room and telepresence system interoperability.

“SCOPIA Mobile provides us with a unique conferencing solution with significant differentiation in the market,” said Benoit Kislich-Lemyre, General Manager of DataVisual Marketing Inc., a leading Canadian representative and distributor of audio-visual products located in Ottawa, Canada. “RADVISION’s innovations such as SCOPIA Mobile will strongly resonate with video conferencing users in our market and are one of the reasons why we signed on to carry the SCOPIA product line.”

SCOPIA Mobile V2 Highlights:

•
Receive Advanced Data Collaboration – View presentations, spreadsheets, documents and images shared in a video conference with H.239 interoperable data collaboration. Participants can also immediately review previously shared materials.

•	Easily Participate with Audio – Easily connect to a conference and participate by audio with the iPhone or be called back on an alternate number.

•	Invite Any Participant to a Meeting – Access your company directory to invite any attendee. You can also invite guest phones or video conferencing systems by their number or address.

•
Moderate Meetings – Mute noisy participants, stop the camera of a remote attendee or simply disconnect unwanted participants. Change the video layout for any video conferencing system and even rearrange the participants in the layout.

•	Control Meetings – Start or pause recording, start or stop streaming, lock a conference, extend the meeting time, and terminate individual participants or the entire meeting.

•	Troubleshooting – View participant statistics such as audio and video codecs in use, resolution, network speed and loss to assist in basic troubleshooting.

“Being able to easily join a conference from wherever you are is a philosophy we have always been committed to at RADVISION. We have demonstrated this with our gateway products and through our desktop and previous mobile offerings. SCOPIA Mobile V2 is another example of RADVISION’s aggressive technology leadership and innovation and we are proud to deliver the first application of its kind,” said Roberto Giamagli, General Manager, Video Business Unit for RADVISION. “The significant enhancements and extended reach with the free SCOPIA Mobile application provide an even greater incentive for users to embrace video conferencing and the SCOPIA platform.”

All product and company names herein may be trademarks of their registered owners.

About RADVISION

RADVISION (Nasdaq:RVSN - News) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robert Romano, +1 512-328-4617
VP Enterprise Marketing
pr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net